Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

September 23, 2024

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”) Form N-14 File No. 333-281819

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 18, 2024, with respect to the Form N-14 Proxy Statement and Prospectus (the “N-14”) regarding the proposed reorganization of the Unusual Whales Subversive Democratic Trading ETF and the Unusual Whales Subversive Republican Trading ETF (“Target Funds”), each a series of Series Portfolios Trust (the “SPT”), into the Unusual Whales Subversive Democratic Trading ETF and the Unusual Whales Subversive Republican Trading ETF, respectively (“Acquiring Funds”), each a newly created series of the Trust.

Capitalized terms not otherwise defined have the same meaning as in the filing.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	With respect to the shareholder letter portion of the N-14, please revise to provide greater context around the fact that Tidal Investments LLC (“Tidal”) only recently began to serve as investment adviser to the Target Funds. Details of this appointment should be upfront in the N-14 so shareholders that have not read the related supplement filing understand this recent change when considering how to vote on the proposals. Please make similar revisions with respect to the recent changes to the named portfolio managers of the Target Funds.

Response: The Trust responds by revising the N-14 to make disclosure describing Tidal’s recent appointment as investment adviser to the Target Funds, and related portfolio manager changes, more prominent in the N-14.

2.	Revise to state more prominently, either in the shareholder letter or Q&A, the legal and or business reasons prompting the business reorganization (i.e., why is it being done). Address how things will change for investors (i.e., what is the impact). If certain material items will not change, prominently state that as well. Provide in a clear and concise manner to facilitate informed voting decisions.

Response: The Trust responds by making the requested revisions to the portion of the Q&A titled “What is the purpose of the Reorganizations?”

3.	In relation to the Q&A “Will I own the same number of shares of an Acquiring Fund as I currently own of a Target Fund?,” if there will be an adjustment to the Acquiring Funds’ NAVs per share such that shareholders will receive a materially different amount of shares of an Acquiring Fund than they hold in the corresponding Target Fund prior to the reorganization, revise to provide details of the planned adjustment.

Response: The Trust responds by revising the referenced disclosure to make clear that there will be no material difference in the amount of shares received, which is consistent with the capitalization table on page 33 of the N-14.

4.	In relation to the Q&A “Will the Target Funds reposition their portfolios in connection with the Reorganizations?,” revise to provide context around the recent reduction in Target Fund holdings in connect with Tidal’s appointment as investment adviser.

Response: The Trust responds by adding additional context to the referenced section.

5.	On pages 8 and 10 where it describes the amount of holdings each Target Fund and its corresponding Acquiring Fund holds, footnote the “Same” for each Acquiring Fund to refer to the disclosure at the bottom of page 10.

Response: The Trust responds by making the requested revision.

6.	In the risk comparison table in the “Principal Risks” section, where possible show track changes as shown in the principal investment strategies comparison table above. In the alternative, add a column highlighting any changes.

Response: The Trust responds making revision to note that there are no material differences between risks presented side-by-side, despite certain differences in language.

7.	In the “Board Considerations” section beginning on page 27:
a.	Consider revising the “Management” section to take into account the Board’s consideration and approval on August 2, 2024 of Tidal as investment adviser to the Target Funds under the interim advisory agreement.
b.	Revise the “Same Investment Objective and Substantially Similar Investment Strategies” section to correctly define the Target Funds as “diversified” and the Acquiring Funds as “non-diversified.”
c.	In light of the Target Funds’ ETF structure, consider revising the “Other Alternatives” section with respect to its statement that shareholders will have the opportunity to “redeem” prior to the reorganization.

Response: The Trust responds by making the requested revisions.

8.	With respect to the “Effect of Abstentions and Broker Non-Votes” section, the second to last sentence incorrectly states that “non-votes” are not expected because of the non-discretionary nature of the proposals. The reverse should be true since brokers will not be able to vote without shareholder direction.

Response: The Trust responds that it disagrees with the Staff’s position that the current disclosure is incorrect. Broker non-votes generally occur in instances where there are both “routine” and “non-routine” matters presented to shareholders for approval and where the beneficial owners have not provided instructions on how to vote on the “non-routine” matters to the broker that is the record owner of the shares. In those instances, the broker will vote on the “routine” matters but will not submit a vote on “non-routine” matters where it does not have the authority under applicable exchange rules to vote without instruction from the beneficial owner, resulting in a broker non-vote. With respect to the N-14, because there are no “routine” matters presented for shareholder approval, the Trust does not anticipate receiving any broker non-votes.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

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